U.S. Securities and Exchange Commission
February 19, 2021

February 19, 2021

VIA EDGAR

Yoon Y. Choo
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS
Absolute Convertible Arbitrage Fund (the “Fund”)
(File Nos. 811-03023 and 002-67052)

Dear Ms. Choo:

On December 28, 2020, Forum Funds (“Registrant”) filed Post-Effective Amendment No. 686 (“PEA 686”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register a new class of shares, Investor Shares, for the Fund, a series of the Registrant (accession number 0001398344-20-025122) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Monday, February 8, 2021 regarding PEA 686 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below are expected to be incorporated in a post-effective amendment, which is expected to be filed shortly after this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: Update the EDGAR series identifier with the new share class and ticker symbol.

Response: Registrant will update the EDGAR series identifier with the Fund’s new share class and corresponding ticker symbol.

Comment 2: In the Fund’s Annual Fund Operating Expenses table, please format the two line items for “Other Expenses” in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response: Registrant confirms that the Annual Fund Operating Expenses table is stated in a manner that is consistent with Instruction 3(c)(iii) to Item 3 of Form N-1A insofar as the Fund has subdivided the “Other Expenses” caption into two subcaptions, which include the components “Dividend and Interest Expenses on Short Sales” and all other “Other Expenses.” Registrant confirms that these two subcaptions comprise the totality of “Other Expenses.”

Comment 3: With respect to Footnote 1 following the Annual Fund Operating Expenses table, the Fund is reminded to include only information in the summary section that is either permitted or required by Form N-1A. Please update or remove Footnote 1 accordingly.

Response:  Registrant has revised Footnote 1 to the Annual Fund Operating Expenses table in accordance with the Staff’s comment. Specifically, Footnote 1 has been revised as follows:

Dividend and interest expenses on short sales occur when the Fund sells an equity or debt security short to gain the inverse exposure necessary to meet its investment objective. ~~The dividend and interest expenses on short sales may be offset, at least in part, by the income earned on the cash proceeds of the short sales. Nevertheless, the Fund will bear the cost of the dividend and interest expenses on short sales.~~ Please refer to the section entitled “Information Regarding Dividend and Interest Expenses on Short Sales” in the Prospectus.

Comment 4: With respect to Footnote 2 following the Annual Fund Operating Expenses table, please consider updating the footnote in accordance with Instruction 3(f)(v) of Item 3 of Form N-1A in order to avoid potential investor confusion. In addition, to the extent that Footnote 2 references a ratio of expenses set forth in the financial highlights, please specify the particular expense ratio in the financial highlights to which the footnote is intended to refer.

Response: Registrant has revised Footnote 2 consistent with the Staff’s comment. Specifically, Footnote 2 has been revised as follows:

Total Annual Fund Operating Expenses do not correlate to the ratio of gross expenses to average net assets given in the financial highlights ~~due to a reduction in the expense cap for the Fund and~~ because gross expenses in the financial highlights do not include Acquired Fund Fees and Expenses (“AFFE”).

Comment 5: With respect to Footnote 4 following the Annual Fund Operating Expenses table, please ensure the footnote corresponds to the applicable fee or expense that has been restated.

Response: Registrant has revised the placement of Footnote 4 consistent with the Staff’s comment.

Comment 6: The Fund’s name appears to suggest a type of investment, which would require an 80% policy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”). Please add an 80% policy or explain why such policy is not necessary.

Response: Registrant respectfully declines the Staff’s comment. Registrant notes that Rule 35d-1 requires that a fund with a name suggesting investment in certain investments or industries adopt a policy to invest at least 80% of its assets in the particular types of investments suggested by its name. Because the term “convertible arbitrage” connotes an investment strategy, not a particular type of investment, Registrant believes that the Fund is not subject to the 80% requirement in Rule 35d-1. See U.S. Securities and Exchange Commission, Frequently Asked Questions About Rule 35d-1 (Investment Company Names) at Question 9, available at: www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Comment 7: The Staff notes that, as of September 30, 2020, approximately 51.6% of the Fund’s assets were invested in 144A securities. Please consider including 144A securities in the Fund’s principal investment strategies.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the following has been added as the new sixth paragraph in the Fund’s principal investment strategies:

The Fund may invest in equity securities of issuers of any market capitalization in the U.S. or abroad, including convertible, private placement/restricted, including those which may be sold only in accordance with Rule 144A under the Securities Act of 1933, as amended, initial public offerings (“IPOs”) and emerging market securities, with certain exposures to non-U.S. issuers obtained through investments in American Depositary Receipts (“ADRs”). The Fund may also invest in pooled investment vehicles, including other registered investment companies and ETFs.

The Fund’s “Additional Information Regarding Principal Investment Strategies” has been revised by inserting the following as the new third paragraph:

The Fund may invest in equity securities of issuers of any market capitalization in the U.S. or abroad, including convertible, private placement/restricted, including those which may be sold only in accordance with Rule 144A under the Securities Act of 1933, as amended, initial public offerings (“IPOs”) and emerging market securities, with certain exposures to non-U.S. issuers obtained through investments in American Depositary Receipts (“ADRs”). The Fund may also invest in pooled investment vehicles, including other registered investment companies and ETFs.

Comment 8: Please update the disclosures regarding the Fund’s investments in securities rated below investment grade to ensure the proper ratings. In addition, please clarify in the disclosure whether the average grade of bonds in the Fund’s portfolio refers to a weighted average.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the Fund’s principal investment strategies have been updated as follows:

The Fund may also invest in below investment grade securities with individual ratings ranging from AA to CCC. The weighted average grade of bonds in the Fund’s portfolio is typically below investment grade. Such “junk bonds” typically are rated ~~below~~ Baa3 or below by Moody’s, BBB- by S&P or BBB- by Fitch. The Fund may purchase unrated securities if, at the time of purchase, the Adviser or Subadviser believes that they are of comparable quality to rated securities that the Fund may purchase.

The Fund’s Non-Principal Strategies have been updated as follows:

•
The Fund may invest in fixed income securities of any credit quality and maturity, including those with fixed and variable terms. These securities can be rated below investment grade (i.e., “junk bonds”) and thus rated ~~below~~ Baa3 or below by Moody's, BBB- by S&P or BBB- by Fitch Ratings Ltd. or unrated and securities in default.

Comment 9: Please remove the discussion of non-principal investment strategies from the summary section of the Fund’s prospectus. See, e.g., June 2014 IM Guidance Update No. 2014-08 and ADI 2019-08.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 10: With respect to the Fund’s Non-Principal Strategies, the Staff notes that the Fund invested in excess of 10% of its net assets in a money market fund, as of September 30, 2020, and held similar levels during prior periods. On that basis, supplementally explain why investments in pooled investment vehicles are considered a “non-principal” strategy and consider whether the Fund’s investments in pooled investment vehicles should be recategorized as a principal strategy.

Response: Registrant has revised the disclosure to include investments in pooled investment vehicles within the Fund’s principal investment strategies. Please refer to the Registrant’s response to Comment #7, above, for a description of the specific changes to the Fund’s principal investment strategies.

In addition, Registrant has revised the Fund’s principal investment risks to remain consistent with the updates to the Fund’s principal investment strategies.

Comment 11: With respect to the Fund’s investments in derivative instruments, please disclose supplementally whether the Fund’s derivatives exposure will be included in the Fund’s calculation of its compliance with its 80% investment policy for purposes of Rule 35d-1. If so, please confirm that the derivatives in which the Fund invests will be marked-to-market value for this purpose, i.e., as opposed to notional value.

Response: Registrant does not intend to adopt an 80% investment policy for the Fund and respectfully refers the Staff to Registrant’s response to Comment #6, above.

Comment 12: Please consider whether investments in the Fund by affiliated funds, e.g., Absolute Strategies Fund, subjects the Fund to the risk of purchases and redemptions by large shareholders.

Response: Registrant has revised the Fund’s principal investment risks to include the following new risk disclosure:

Large Shareholder Risk. To the extent that a large number of shares of the Fund is held by a single shareholder (e.g., an institutional investor), the Fund is subject to the risk that a redemption by that shareholder of all or a large portion of its Fund shares will require the Fund to sell securities at disadvantageous prices or otherwise disrupt the Fund's operations.

Comment 13: Please supplementally explain whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The expected discontinuation of LIBOR is not a principal risk for the Fund. The Fund’s convertible arbitrage strategy involves long exposure to convertible bonds that have interest payments that are not tied to LIBOR, and shorting common stock of those same companies. Interest generated on the cash from the short exposure balance is tied to the Fed Funds rate. Uninvested cash in the Fund is swept into a U.S. government bond-based money market fund.

Comment 14: With respect to the Convertible Securities Risk located in the Fund’s summary principal investment risks, the disclosure discusses the types of risks that are applicable to all debt securities generally and to all investment grade debt securities, in particular. Please revise the Convertible Securities Risk to discuss the unique risks of convertible debt. In this regard, please consider the Convertible Securities Risk located in the Fund’s statutory prospectus.

Response: Registrant has updated the Convertible Securities Risk located in the Fund’s summary principal investment risks section with the following:

Convertible Securities Risk. Convertible securities entail some of the risks of both equity and debt securities, such as credit risk, market events risk, and counterparty risk. While fixed-income securities generally have a priority claim on a corporation’s assets over that of common stock, some of the convertible securities which the Fund may hold are high-yield/high-risk securities that are subject to special risks, including the risk of default in interest or principal payments which could result in a loss of income from or a decline in the market value of, the securities. In addition, convertible securities often display a degree of market price volatility that is comparable to common stocks. The credit risk associated with convertible securities generally is reflected by their ratings by organizations such as Moody’s or S&P or a similar determination of creditworthiness by a Subadviser. The market value of convertible securities may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying securities.

Comment 15: If high portfolio turnover risk is a principal risk of the Fund, please disclose in the Fund’s principal investment strategies that the Fund may engage in active and frequent trading of portfolio securities in accordance with Instruction 7 to Item 9(b) of Form N-1A.

Response 1: Registrant has updated the disclosure consistent with the Staff’s comment. Specifically, the Fund’s principal investment strategies and Additional Information Regarding Principal Investment Strategies have been updated to include the following statement:

The Fund may engage in active and frequent trading of portfolio securities.

Comment 16: In the section entitled Performance Information, please consider shortening the description of the Fund’s historical background, in light of the fact that the conversion occurred in 2017.

Response: Registrant respectfully declines the Staff’s comment.

Comment 17: In the section entitled Performance Information, please consider whether the word “estimated” may be removed from the following sentence: “The performance of the Predecessor Fund is not the performance of the Fund, has not been restated to reflect the fees, estimated expenses and fee waivers and/or expense limitations of the Fund, and is not necessarily indicative of the Fund’s future performance.”

Response: Registrant has updated the disclosure to remove the word “estimated,” consistent with the Staff’s comment.

Comment 18: In the last paragraph of the section entitled Performance Information, please update references to the performance of the Predecessor Fund to also include that of the Fund.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the disclosure has been revised as follows:

The following bar chart and table are intended to help you understand the risks and potential rewards of investing in the Fund. The bar chart provides some indication of the risks of investing in the Fund by showing how the performance of the Predecessor Fund and the Fund has varied from one calendar year to another over the periods shown. The table shows how the Predecessor Fund’s and the Fund’s average annual total returns of the share classes presented compared to those of a broad measure of market performance. The Fund’s Investor Shares had no assets during this period. Therefore, there were no annual returns on the Fund’s Investor Shares.

Comment 19: In the section entitled Performance Information, please update the Fund’s performance to reflect returns as of December 31, 2020, if available. If December 31, 2020 performance information is available, please also remove the calendar year-to-date total return as of June 30, 2020. If not available, please update the calendar year-to-date total return to reflect the Fund’s return as of the most recent quarter-end.

Response: Registrant has updated the disclosure consistent with the Staff’s comment.

Comment 20: In the section Additional Information Regarding Principal Investment Strategies, please clarify what “portions” means in the sentence reading, “The Adviser works with a Subadviser to implement portions of the Fund’s investment strategy.”

Response: Registrant has updated the sentence as follows:

The Adviser has engaged ~~works with~~ a Subadviser to implement ~~portions of~~ the Fund’s investment strategy.

Comment 21: In the Market Events Risk, please update the disclosure regarding Brexit and, in particular, the last sentence of that risk disclosure.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 22: With respect to the second sentence of the third paragraph of the section entitled The Adviser and Subadviser, please provide the information required by Instruction 2 to Item 10(a)(1), i.e., explain any changes in the basis of computing the adviser’s compensation during the fiscal year, in light of the reduction to the adviser’s management fee.

Response: Registrant has updated the disclosure consistent with the Staff’s comment. Specifically, the disclosure has been revised as follows:

Subject to the general oversight of the Board, Absolute makes investment decisions for the Fund pursuant to an investment advisory agreement between Absolute and the Trust, on behalf of the Fund (the “Advisory Agreement”). Prior to January 1, 2020, Absolute received an advisory fee from the Fund at an annual rate equal to 1.40% of the Fund’s average annual daily net assets under the terms of the Advisory Agreement. As of January 1, 2020, Absolute receives an advisory fee from the Fund at an annual rate equal to 1.20% of the Fund’s average annual daily net assets under the terms of the Advisory Agreement. The actual advisory fee rate retained by the Adviser for the fiscal year ended March 31, 2020 was 1.22%. Absolute pays any subadvisory fees out of the fees it receives pursuant to the Advisory Agreement.

Comment 23: With respect to the third sentence of the same paragraph, please confirm that this appropriately reflects the information required by Item 10(a)(1)(ii)(A) of Form N-1A, i.e., the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets.

Response: Registrant confirms that the third sentence appropriately reflects the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets.

Comment 24: In the section entitled Choosing a Share Class, please describe the circumstances under which an investor’s investment in one class of shares of the Fund may be converted into an investment in the other class of shares of the Fund.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the disclosure has been updated as follows:

Under certain circumstances, an investor’s investment in one class of shares of the Fund may be converted into an investment in the other class of shares of the Fund, for example, if the investor no longer meets the eligibility criteria for holding a particular class of shares due to investment minimum or other ownership requirements. No gain or loss will generally be recognized for federal income tax purposes as a result of such a conversion, and a shareholder’s basis in the acquired shares will be the same as such shareholder’s basis in the converted shares. Shareholders should consult their tax advisors regarding the state and local tax consequences of such a conversion, or any exchange of shares.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 25: In the section entitled D. Foreign Securities, please consider updating the Brexit-related disclosure.

Response: Registrant has removed the disclosure from the Fund’s SAI.

PART C

Comment 26: Please include relevant exhibits with the effective filing, including the expense limitation agreement, Rule 12b-1 Plan, Rule 18f-3 Plan, and investment advisory and investment subadvisory agreements, as applicable.

Response: Registrant will include the relevant exhibits with the Fund’s effective filing.

Comment 27: On the Signature Page, please include a parenthetical indicating that Ms. Shaw, as the fund’s Principal Financial Officer, also serves as the Fund’s Principal Accounting Officer or Comptroller in accordance with section 6(a) of the Securities Act of 1933, as amended.

Response: Registrant has updated the signature block consistent with the Staff’s comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
_________________________
Zachary R. Tackett
cc: Stacy L. Fuller, Esq.
K&L Gates LLP

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